SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: August 1, 2017	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Completes Sale Of ViaWest

MEDIA RELEASE

SHAW COMMUNICATIONS INC. COMPLETES

THE SALE OF VIAWEST TO PEAK 10

CALGARY, August 1, 2017 – Shaw Communications Inc. (“Shaw”) announced today that it has completed the previously announced sale of its wholly-owned subsidiary, ViaWest, Inc. (“ViaWest”) to GI Partners portfolio company Peak 10 Holding Corporation (“Peak 10”) for US$1.675 billion (the “Transaction”).

Proceeds from the Transaction were used for the repayment of ViaWest level indebtedness, repayment of Shaw credit facility borrowings associated with the original ViaWest investment and subsequent INetU acquisition as well as the previously announced closing of the spectrum purchase from Quebecor on July 24, 2017, payment of estimated Transaction expenses and taxes, and addition to balance sheet cash.

“For Shaw’s shareholders and customers, this is another significant milestone on our path to becoming Canada’s leading connectivity provider with an attractive growth profile” said Brad Shaw, Chief Executive Officer, Shaw Communications. “We would like to personally thank Nancy, her management team, and all 600 of ViaWest’s employees for their commitment, dedication, and for helping us learn, expand and create more value for our customers and shareholders. We wish them well in their new journey with Peak 10.”

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Investor Inquiries: Shaw Communications Inc. Investor Relations investor.relations@sjrb.ca www.shaw.ca	Media Inquiries: Shaw Communications Inc. Chethan Lakshman, VP External Affairs chethan.lakshman@sjrb.ca (403) 930-8448

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances. There is the risk that one or more of these assumptions will not prove to be accurate. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.